ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

June 14, 2017	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Corporate & Income Strategy Fund (“PCN”)
File Nos. 333-217472 and 811-10555 and
PIMCO Income Opportunity Fund (“PKO” and, together with PCN, each a “Fund” and, together, the “Funds”)
File Nos. 333-217471 and 811-22121

Dear Ms. Dubey:

This letter is in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on May 22, 2017 with respect to each Fund’s Registration Statement on Form N-2 (each, a “Shelf Registration Statement”) relating to common shares of beneficial interest of the Fund to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which were filed with the SEC on April 25, 2017 (the “Initial Filing”). The Funds note that they will respond to the Staff’s additional comments received on May 22, 2017 with respect to the Shelf Registration Statements in separate correspondence.

The following sets forth the Staff’s comment and the Funds’ response thereto.

1.

Comment: With respect to both PCN and PKO, please state what percentage of each of the Fund’s net assets and total assets, as of a recent date, was invested in non-agency mortgage-related assets (“PMRS”). In addition, please include a list of the assets that are being included as PMRS for purposes of the Response, as the Staff notes that certain instruments listed under the “Asset-Backed Securities” heading in the Funds’ Schedules of Investments appear to be mortgage- and/or housing-related (e.g., housing pass-through certificates, home equity loan trusts and mortgage funding trusts). Please explain how the Funds are in compliance with their fundamental investment policies to not concentrate (i.e., invest more than 25% of total or net assets, as applicable) their investments in any particular industry. We note the Staff’s position that PMRS are part of an industry for these purposes. The Staff may have further comments depending on the response.

Response: As a general matter, the Funds believe that PMRS do not represent interests in any particular “industry” or group of industries for purposes of the requirement under the Investment Company Act of 1940, as amended, that funds adopt fundamental policies regarding industry concentration.1 However, consistent with the positions expressed in prior PIMCO correspondence with the Staff with respect to other PIMCO-advised funds, each Fund has adopted an internal operating policy limiting such Fund’s investment in privately-issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s total assets. With respect to the treatment of privately-issued commercial mortgage-backed securities (“Private CMBS”), the Funds have also adopted an internal operating policy to invest no more than 25% of their respective total assets in Private CMBS. These policies are operating policies of the Funds; they are not fundamental investment restrictions.

In determining which instruments are included in the foregoing internal operating policies, PIMCO identifies securities held by the Funds with a standard industrial classification code of 6189 (a broad category for asset-backed securities), and separates those instruments into three sub-categories for testing purposes: Private RMBS, Private CMBS and other asset-backed securities.

By way of clarification, the Funds note that the instruments listed under the various asset-category headings in the Funds’ Schedules of Investments (e.g., “non-agency mortgage-backed securities” and “asset-backed securities”) are used for accounting purposes and for ease of reference for shareholders, and do not necessarily correlate to the instruments included when calculating compliance with the aforementioned operating policies.

With respect to PCN, as of April 28, 2017, the Fund had approximately 21.11% of its total assets invested in PMRS, consisting of 19.31% in Private RMBS and 1.80% in Private CMBS, and approximately 27.63% of its net assets invested in PMRS, consisting of 25.27% in Private RMBS and 2.36% in Private CMBS.

PCN has a fundamental policy to not “concentrate its investments in a particular industry, as that term is used in the Investment Company Act of 1940, as amended, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.” As noted in both its initial Registration Statement and its Shelf Registration Statement, “[t]he Fund would be deemed to ‘concentrate’ in a particular industry if it invested more than 25% of its net assets in that industry. The Fund’s industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors (such as different types of utilities).”

1 For additional information regarding the Funds’ position regarding PMRS industry classification, see Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 13 to the Registration Statement for PIMCO ETF Trust (August 24, 2010) and Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 284 to the Registration Statement for PIMCO Funds (August 11, 2016).

PCN has, since its inception, taken the position that PMRS do not represent interests in any particular industry or group of industries for purposes of the Fund’s fundamental investment policies regarding industry concentration, as was disclosed in the Fund’s initial registration statement and is disclosed in its Shelf Registration Statement. PIMCO has represented to us that, as of the date of the most recent acquisitions, the Fund complied with both its industry concentration policy and its internal operating policies.

With respect to PKO, as of April 28, 2017, the Fund had approximately 26.08% of its total assets invested in PMRS, consisting of 19.34% in Private RMBS and 6.74% in Private CMBS, and approximately 45.68% of its net assets invested in PMRS, consisting of 33.87% in Private RMBS and 11.81% in Private CMBS.

PKO has a fundamental policy to not “concentrate its investments in a particular ‘industry,’ as that term is used in the 1940 Act, as interpreted, modified or otherwise permitted from time to time by regulatory authority having jurisdiction.” For purposes of applying the terms of the Fund’s industry concentration policy, the Fund would be deemed to “concentrate” in a particular industry if it invested more than 25% of its total assets in that industry.

In response to the Staff’s comments in connection with its review of PKO’s initial registration statement in 2007, while disagreeing with the Staff’s position, PKO stated that the Fund associates each PMRS it holds with an “industry” for purposes of the Funds’ fundamental investment policies regarding industry concentration, taking into account the economic characteristics of such PMRS, and in accordance with PIMCO’s internally developed classification system for PMRS that takes into account the underlying exposure represented by the collateral. In 2010, through various correspondence with the Staff, including in connection with comments from the Staff with respect to a registration statement for a possible rights offering by PKO, PIMCO further explained its internal classification system to the Staff.2 Since 2010, PIMCO has adjusted the Fund’s internal classification system, which previously consisted of classifying PMRS into smaller industry classifications within the two broader categories of Private RMBS and Private CMBS, into a more conservative classification using the two broader categories of Private RMBS and Private CMBS, consistent with the description of the internal operating policy above. PIMCO continues to manage the Fund in accordance with its fundamental policy and the internal classification system/internal operating policy noted above for the Fund, and has represented to us that, as of the date of the most recent acquisitions, the Fund complied with both its industry concentration policy and its internal operating policies.

* * * * *

Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.

2 The rights offering was ultimately delayed indefinitely as the related registration statement was never declared effective.